U. S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K



[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

                   For the fiscal year ended December 31, 2003


                                       OR


[ ] TRANSITION  REPORT  PURSUANT TO SECTION  15(d) OF THE SECURITIES  EXCHANGE
     ACT OF 1934


                         Commission file number 0-19508


A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

                        BNCCORP, Inc. 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal office:

                                  BNCCORP, Inc.
                                  322 East Main
                          Bismarck, North Dakota 58501

                   Index to Financial Statements and Schedules

                                                                          Page
Report of independent registered public accountants.....................    1

Statements of net assets available for benefits.........................    2

Statements of changes in net assets available for benefits..............    3

Notes to financial statements...........................................    4

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)..........    9

               Report of Independent Registered Public Accountants


To the Plan Administrator of
BNCCORP, Inc. 401(k) Savings Plan:


We have audited the accompanying statements of net assets available for benefits of BNCCORP, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the statements of net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employer Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.








Minneapolis, Minnesota
June 11, 2004


                        BNCCORP, INC. 401(k) SAVINGS PLAN

                 Statements of net assets available for benefits

                                As of December 31


                                                   2003           2002
                                               ------------   ------------
INVESTMENTS (at fair value):
  Cash and cash equivalents..................  $   109,845    $    63,379
  Certificates of deposit....................    1,957,106        321,688
  Mutual funds...............................    4,612,447      2,802,643
  Common stock of BNCCORP, Inc...............    3,327,558      1,401,477
  Common/collective trust....................       79,602        100,849
  Loans to participants......................      170,885        200,539
  BNC US Opportunities Fund LLC..............           -         335,428
                                               ------------   ------------
         Total investments...................   10,257,443      5,226,003
CONTRIBUTIONS RECEIVABLE.....................      340,613        261,305
                                               ------------   ------------

         Total assets........................   10,598,056      5,487,308
                                               ------------   ------------
LIABILITIES:
  Forfeitures................................       19,236            -
                                               ------------   ------------
         Total liabilities...................       19,236            -
                                               ------------   ------------
         Net assets available for benefits...  $10,578,820    $ 5,487,308
                                               ============   ============


   The accompanying notes are an integral part of these financial statements.



                        BNCCORP, INC. 401(k) SAVINGS PLAN

          Statements of changes in net assets available for benefits

                         For the years ended December 31


                                                          2003          2002
                                                      ------------  ------------
Investment income (loss):
  Loan interest income............................... $    11,182   $    14,002
  Interest...........................................     116,866        52,951
  Net appreciation (depreciation) in fair value......   3,273,158      (637,580)
                                                      ------------  ------------

       Total investment income (loss)................   3,401,206      (570,627)
                                                      ------------  ------------

Contributions:
  Participant........................................     854,723       805,955
  Employer...........................................     340,613       261,305
  Rollover...........................................     290,043        86,101
  Loans transferred in kind..........................       3,933        26,845
  Assets transferred in kind due to merger (note 7)..   1,168,389            -
                                                      ------------  ------------

       Total contributions...........................   2,657,701     1,180,206

Less benefit payments................................     948,159       247,405
Less forfeitures.....................................      19,236            -
                                                      ------------  ------------

       Increase in net assets available
         for plan benefits...........................   5,091,512       362,174

Net assets available for plan benefits:
   Beginning of year.................................   5,487,308     5,125,134
                                                      ------------  ------------
  End of year........................................ $10,578,820   $ 5,487,308
                                                      ============  ============

   The accompanying notes are an integral part of these financial statements.

                        BNCCORP, INC. 401(k) SAVINGS PLAN

                          Notes to financial statements

                           December 31, 2003 and 2002


1    Description of the Plan
----------------------------


General

The BNCCORP, Inc. 401(k) Savings Plan (the Plan) was established effective February 1, 1992 as a profit-sharing plan under Section 401(a) of the Internal Revenue Code (the Code) and includes a cash or deferred arrangement under
Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan document for more complete information.

BNCCORP, Inc. (the Company) is the sponsor and administrator of the Plan and BNC National Bank is named as trustee. Raymond James & Associates, Inc. and Matrix Settlement & Clearance Services, LLC are the asset custodians and are responsible for holding the assets of the Plan. The Company is responsible for executing investment transactions at the direction of plan participants and the Plan advisory committee.

Expenses related to the management, operation and administration of the Plan are paid by the Company. Administration expenses totaled $61,500 for the year ended December 31, 2003 and $55,300 for the year ended December 31, 2002.

Eligibility and contributions

Employees of the Company who have attained the age of 21 are eligible to enter into the elective deferral section (Internal Revenue Code 401(k)) of the plan on the first day of the month following their date of hire. Employees who are participating in the elective deferral section of the plan and have completed one year of service are eligible to receive the company matching contribution beginning with the first day of the following January or July.

Employees of the Company who have attained age 21 and have completed two years of service become eligible for the discretionary company contribution on the first day of the following January or July.

Participants can make salary deferral contributions (employee contributions) to the Plan of up to 50 percent of their annual compensation, subject to certain annually adjusted maximum amounts permitted by the Code. In addition, participants can elect to contribute amounts representing distributions from other qualified plans (rollover contributions).

The Plan allows the Company to make matching contributions on a portion of each employee's contribution and to make a discretionary contribution to eligible participants of the Plan. In 2003 and 2002, the Company matched 50 percent of eligible participant's deferrals, with a maximum match of 5 percent of compensation. The Company made matching contributions of $340,613 and $261,305 for the years ended December 31, 2003 and 2002, respectively. There were no discretionary contributions made to the Plan during the years ended December 31, 2003 and 2002.

Participant accounts

Each participant's account is credited semi-monthly with salary deferral contributions. Each participant's account is credited annually with matching company contributions and discretionary Company contributions. The matching contribution is allocated as a percentage of each active participant's salary deferral for the year. The discretionary company contribution shall be allocated to the active participants based on each participant's compensation as a percentage of total participants' compensation.

Plan earnings are allocated to each participant's account based on the proportion of the participant's account to all participant accounts within each individual fund as of the preceding valuation date.

Participants   of  the  Plan  may  direct   their   contributions   and  company
contributions to any one or a combination of the following funds maintained and held by the asset custodians and may change their investment options daily.

Fund                                             Type of investment
----------------------------------------------   -------------------------------
American Century International Bond              International bond
American Funds - Bond Fund of America            Intermediate bond fund
American Funds - Growth Fund of America          Large growth fund
American Funds - Investment Company of America   Large value fund
American Funds - New Perspective                 World stock fund
American Funds - Small Cap World                 Small-cap growth fund
American Funds - Washington Mutual Investors     Large value fund
American Twentieth Century Ultra                 Large growth fund
Black Rock Index Equity                          Large blend fund
BNC Certificate of Deposit                       Certificates of deposit at BNC
                                                   National Bank
BNC Global Balanced Collective Investment        Growth and income fund
BNCCORP, Inc. Stock                              Company stock
Charles Schwab Cash Account                      Savings account
Dodge & Cox Stock Fund                           Large value fund
Evergreen Precious Metals                        Special precious metal fund
Legg Mason Value Trust                           Large value fund
Loomis Sayles Bond                               Long-term bond
Loomis Sayles Small Cap Growth                   Small growth fund
Mairs & Power Growth                             Mid-cap blend fund
Oppenheimer International Bond                   International bond
PIMCO Total Return                               Intermediate term bond
PIMCO Real Return                                Intermediate term bond
T. Rowe Price Growth                             Large blend fund
T. Rowe Price Mid-Cap Growth                     Mid-cap growth fund
Vanguard Energy Portfolio                        Special national resource fund
Vanguard European Stock Index                    European stock fund
Vanguard GNMA Fixed Income                       Intermediate government bond
Vanguard Small Cap Index                         Small blend fund
Vanguard US Growth                               Large growth fund


Vesting

All contributions and actual earnings thereon made by participants and the Company after December 31, 1996, are immediately vested and nonforfeitable. Employees hired and terminated before January 1, 1997, become fully vested after seven years.

Distributions to participants

Generally, participants are not entitled to withdraw amounts from the Plan prior to age 65. However, participants may receive in-service distributions from rollover and employee contribution accounts after reaching age 50, and early withdrawal amounts are allowed after reaching age 59 1/2 or in times of financial hardship, as defined in the Plan. Upon termination of employment, death or disability, participants are entitled to a distribution of their interest in the Plan. The benefits may be paid in the form of a lump sum, installment payments, a qualified joint or survivor annuity, or employer securities.

Loans to participants

A participant may obtain a loan ($1,000 minimum) for a specified financial need up to the lesser of the greater of 50 percent of the participant's vested account balance or $10,000 or $50,000. The term of the loan may not be less than 12 months or exceed five years, unless the loan is used to acquire a principal residence. Loans are collateralized by the participant's remaining account balance. Interest (4.00 percent for loans originating during 2003 and 4.25 to 4.75 percent for loans originating during 2002) is based on similar rates charged by a financial institution for a loan in a similar circumstance.

Amendment and termination of the Plan

Although it has not expressed any intent to do so, the Company reserves the right to amend or terminate the Plan at any time. The Plan is terminated when the Company gives written notice of termination. At that time participants would become 100% vested and the assets of the Plan will be distributed in accordance with the Plan's provisions.

2    Summary of significant accounting policies
-----------------------------------------------


Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investments

Investments are carried at fair value as determined by the Plan's asset custodians. Net changes in the fair value of investments during the year are reported as net unrealized gains or losses. Net realized gains or losses on investments sold are determined based on cost and recognized on trade date. The fees charged for the BNC Global Balanced Collective Investment Fund are netted against fund earnings.

Risks and uncertainties

The Plan provides for investment in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur that could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3    Investments
----------------

The fair values of individual assets that represent 5 percent or more of the Plan's net assets at December 31 are as follows:

                                                         2003          2002
                                                     ------------  ------------
         Vanguard GNMA Fixed Income................   $        *    $  331,340
         BNC Certificate of Deposit................    1,957,106       321,688
         American Twentieth Century Ultra..........      720,205       616,973
         BNC US Opportunities Fund LLC.............            *       335,428
         BNCCORP, Inc. Stock.......................    3,327,558     1,401,477

         *Less than 5%

During 2003 and 2002, realized and unrealized gain (loss) by investment type are as follows:

                                                         2003          2002
                                                     ------------  ------------
         Common/Collective Trust...................   $    8,692    $ (15,417)
         Common Stock..............................    2,252,768      (62,584)
         Mutual Funds..............................    1,011,698     (515,746)
         BNC US Opportunities Fund LLC.............         -         (43,833)

4    Tax status
---------------

The Internal Revenue Service has determined and informed the Company by a letter dated November 25, 1997 that the Plan is designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5    Party-in-interest transactions
-----------------------------------

The accounts managed by the Company qualify as exempt party-in-interest transactions. The fees charged for the BNC Global Balanced Collective Investment Fund and the BNC US Opportunities Fund are netted against fund earnings.

6    Reconciliation of financial statements to the Form 5500
------------------------------------------------------------

As of December 31, 2003 and 2002, the Plan had $0 and $13,500 of pending distributions to participants who elected distributions from their accounts. These amounts are recorded as a liability in the Plan's Form 5500; however, in accordance with accounting principles generally accepted in the United States, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                 Increase in
                                 Distributions                    net assets    Net assets
                                 payable  to       Benefit        available     available
December 31, 2003                participants      payments     for benefits   for benefits
-----------------------------   --------------  -------------   -------------  ------------
Per financial statements......  $         -      $  (948,159)   $   5,091,512  $ 10,578,820
Current year accrual..........            -              -                -             -
Prior year accrual............            -           16,032           16,032           -
                                --------------  -------------   -------------  ------------
Per the Form 5500.............  $         -      $  (932,127)   $   5,107,544  $ 10,578,820
                                ==============  =============   =============  ============

                                                                Increase in
                                 Distributions                   net assets    Net assets
                                  payable to      Benefit        available      available
December 31, 2002                participants     payments      for benefits   for benefits
-----------------------------   --------------  -------------   -------------  ------------
Per financial statements......  $        -      $   (247,405)     $  362,174    $ 5,487,308
Current year accrual..........       (16,032)        (16,032)        (16,032)       (16,032)
Prior year accrual............           -            13,501          13,501             -
                                --------------  -------------   -------------  ------------
Per the Form 5500.............  $    (16,032)   $   (249,936)     $  359,643    $ 5,471,276
                                ==============  =============   =============  ============

7    Milne Scali 401(K) Plan Merger
-----------------------------------

Effective April 1, 2003, the Milne Scali & Company 401(K) Profit Sharing Plan was merged into the BNCCORP, Inc. 401(K) Savings Plan. The amendment to merge the Plan was made on January 29, 2003, and the assets of the Plan were transferred on April 29, 2003. The total amount of the assets transferred was $1,172,322.

                        BNCCORP, INC. 401(k) SAVINGS PLAN

         (Employer identification number: 45-0402816) (Plan number: 001)

         Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

                             As of December 31, 2003


                  Description                                        Current
                                                   Shares/Units       Value
------------------------------------------------  --------------  -------------
American Century International Bond.............          6,023   $     82,208
American Funds - Bond Fund of America...........         10,609        143,334
American Funds - Growth Fund of American........          4,357        106,929
American Funds - Investment Company of America..          9,207        265,539
American Funds - New Perspective................          3,212         78,654
American Funds - Small Cap World................          2,956         79,132
American Funds - Washington Mutual Investors....          3,860        111,099
American Twentieth Century Ultra................         27,025        720,205
Black Rock Index Equity.........................             44            910
BNC Certificate of Deposit*.....................      1,957,106      1,957,106
BNC Global Balanced Collective Investment*......          5,994         79,602
BNCCORP, Inc. Stock*............................        183,034      3,327,558
Charles Schwab Cash Account.....................        109,845        109,845
Dodge & Cox.....................................          3,494        397,505
Evergreen Precious Metals.......................         12,788        446,418
Legg Mason Value Trust..........................          7,151        416,613
Loomis Sayles Bond..............................          4,653         61,978
Loomis Sayles Small Cap Growth..................          5,826         52,839
Mairs & Power Growth............................          7,242        441,041
Oppenheimer International Bond..................         16,232         89,925
PIMCO Real Return...............................         12,236        137,654
PIMCO Total Return..............................          2,271         24,324
T. Rowe Price Growth............................          3,709         90,231
T. Rowe Price Mid-Cap Growth....................          2,899        124,377
Vanguard Energy Portfolio.......................          6,073        181,265
Vanguard European Stock Index...................          1,723         37,909
Vanguard GNMA Fixed Income......................         32,114        337,202
Vanguard Small Cap Index........................          6,904        156,033
Vanguard US Growth..............................          1,921         29,123
Loans to participants (interest rates ranging
  from 4.00% to 9.50%)*.........................        170,885        170,885
                                                                  -------------
          Total.................................                  $ 10,257,443
                                                                  =============

       *Denotes party in interest.

Note: Historical cost is omitted for participant-directed plans.

See the Accompanying Report of Independent Registered Public Accountants

                                Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.



                                BNCCORP, INC. 401(K) SAVINGS PLAN


June 18, 2004                   By: /s/   Brian Mayer
                                   ---------------------------------------------
                                   Name:  Brian Mayer
                                   Title: Chairman, BNCCORP, Inc. 401(k)
                                          Savings Plan Administrative Committee

                                  Exhibit Index


23.1    Consent of KPMG LLP